Exhibit 99.1
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nominations in Total’s Exploration-Production
Paris — January 19, 2006 — Total announces the following nominations:
•	Philippe Armand is appointed General Manager of Total E&P Indonesia in Jakarta

•	Philippe Chalon is appointed Senior Vice President Finance Economics Information Systems

•	Charles Mattenet is appointed Senior Vice President Asia & Far East

•	Patrick Pouyanné is appointed Senior Vice President Strategy Business Development R&D

•	Michel Seguin is appointed Senior Vice President Americas

Philippe Armand, 57, is a graduate of French Ecole Polytechnique and INSEAD. He joined the Group in 1972 in the negotiations and agreements department. In 1998 he was charged with the development of Russian gas, in 1983 with the Direction of Operations in Great Britain and then in Angola in 1985, then in UK again in 1991 before becoming Director of Refining in Germany in 1994 and then in Congo in 1998. He was Vice President Americas since December 2000.
Philippe Chalon, 51, graduated in Geophysics from the University of Paris. Since joining the Group in 1979, he has held a number of positions in the upstream branch until 1988, when he managed exploration software projects both in France and in United States from 1988 to 1998. He was appointed Chief Information Officer (CIO) for Exploration-Production in 1998 and CIO of the Group in 2002.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Charles Mattenet, 57, is a graduate of the Ecole Centrale (Paris). He joined the Group’s R&D department in 1973. Since he held numerous positions: Production Superintendant in Indonesia in 1977; Operations Manager in Cameroon in 1982; Negociatior for International New Ventures in 1985; Development Manager in UK in 1989; Director for Finance and Economics in 1992 and then Director of the North Sea Division in 1994. He was appointed to the position of Senior Vice-President Strategy, Business Development and Research in 1998. He is a member of the Group Management Committee since 2002.
Patrick Pouyanné, 42, is a graduate of France’s Ecole Polytechnique and Ecole des Mines of Paris. From 1989 to 1997, he held several positions in the French Industry Ministry, then at the Cabinet of the Prime minister and also in ministerial cabinets. He joined the Group in 1997 as General Secretary in Angola. In 1999 he was appointed General Manager in Qatar and in August of 2002, he became Senior Vice President Finance Economics Information Systems
Michel Seguin, 57, graduated from the Ecole Nationale Supérieure de l’Aéronautique et de l’Espace. He joined the Group in 1972 and held several position in Dubai then in Indonesia. He was appointed Operations Manager in Abu Dhabi in 1983, General Manager in China (1986) then in Egypt from 1988 to 1991 before being assigned as Head of Exploration-Production Development Studies in Paris Headquarters in 1992. He was Senior Vice-President Asia and Far-East since 1996
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com.